Golden Bull Limited

707 Zhang Yang Road, Sino Life Tower, F35,

Pudong, Shanghai, China 200120

Tel: + (86) 021-61659027

September 8, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn: Dietrich A. King

Re: Golden Bull Limited

Draft Registration Statement on Form F-1

Submitted July 10, 2017

CIK No. 0001710350

Dear Deitrich:

On behalf of Golden Bull Limited., a Cayman Islands company (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on August 2, 2017, regarding the Registration Statement on Form F-1 filed with the Commission on July 10, 2017 (“Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, we will provide all such written communications under separate cover. We confirm that potential investors will not retain copies of any such communications.

Prospectus Cover Page

2.

Please identify the lead underwriter in your next amendment and disclose the material terms of your offering, including the nature of your underwriting arrangement, the obligation to return subscriptions by a certain date if you do not receive the minimum amount of subscriptions, and the placement of investor funds in escrow in the interim.

Please refer to Item 501(b)(8) of Regulation S-K for guidance. Further, please revise the Prospectus Summary, Use of Proceeds, Capitalization, Dilution, Risks Related to Our Ordinary Shares and This Offering, and Liquidity and Capital Resources sections of your prospectus consistent with the fact that only the minimum number of your securities may be sold in your offering.

We respectfully inform the Staff that we expect to include disclosures relating to material terms of this offering in a subsequent amendment to the prospectus when such terms are agreed upon by us and the placement agent in the offering.

Prospectus Summary, page 1

3.

Please disclose the key aspects of your offering and your business, such as:

•

You offer short-term loans for periods of 30, 60, or 90 days;

•

Your lending activities are highly concentrated in a small number of borrowers, disclosing representative historical statistics;

•

Whether new regulatory restrictions beginning August 17, 2017 appear likely to impact your business operations, materially describing such restrictions;

•

You were one of approximately 2,448 online consumer finance marketplaces operating in China as of December 2016 and whether you expect competition to increase;

•

Whether and to what extent you have an obligation to repay lenders if a borrower defaults on its loan;

•

Loans you facilitate may only be 70% collateralized; and

•

You do not currently have a risk reserve fund.

Please also make corresponding revisions throughout your prospectus. For guidance, please refer to Item 3 of Form F-1 and Instruction to Item 503(a) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosures in the Prospectus Summary and throughout our prospectus as requested. We have also revised the disclosure to clarify that loan amounts may equal no more than 70% of the value of the collateral provided by the borrower.

4.

We note your disclosure on page 2 that “no loans facilitated through [y]our platform had defaulted” as of March 31, 2017. Please disclose:

•

The proportion of loans where borrowers were late on their payments, if any.

•

The number of borrowers who take out multiple loans, the average number of loans per borrower, and any associated limitations on the repayment of existing loans by securing additional loans on your platform.

Finally, in light of your 0% default rate, please disclose throughout your prospectus that neither your collateralization standards nor default collection efforts have been tested in practice.

In response to the Staff’s comment, we have revised the disclosures in the Prospectus Summary and throughout our prospectus as requested.

Our Business, page 1

5.

Please revise to disclose if you provide any compensation or benefit to individuals or entities such as lending institutions that refer borrowers to your platform.

In response to the Staff’s comment, we have revised the prospectus to disclose that such entities are compensated directly by borrowers and not by us.

6.

Please revise to disclose if you have any formal or informal agreements with individuals or entities such as lending institutions to refer borrowers to your platform.

In response to the Staff’s comment, we have revised the disclosure on page 2.

Corporate History and Structure, page 2

7.

Please revise to consistently present the name of your legal entities and subsidiaries. For example, in the diagram on page 3 you refer to Point Cattle Holdings Limited and Point Cattle Group Company Limited as your wholly owned subsidiaries while on page F-6 you appear to refer to the same entities as Golden Bull Holdings Limited and Golden Bull Group Company Limited.

In response to the Staff’s comment, we have revised the names of our legal entities and subsidiaries as requested.

8.

Please revise the diagram on page 3 as follows:

•

Indicate which entities are inside China and which entities are outside China.

•

Add a footnote to disclose that the connections between Shanghai Fuyu Information and Technology Co., Ltd. and your two VIEs are not ownership interests but rather are a series of contractual arrangements.

•

Disclose the ownership interests of your two VIEs, consistent with the remainder of your presentation.

•

Disclose the individuals or entities with the remaining 10.8% equity interests in Shanghai Dianniu Internet Finance Information Service Co., Ltd.

In response to the Staff’s comment, we have revised the diagram as requested.

9.

Please disclose whether you anticipate being a “controlled company,” as defined in NASDAQ Rule 5615(c)(1), following the completion of the offering and revise your disclosure as necessary.

In response to the Staff’s comment, we have added a risk factor on page 46 entitled “Following this offering, we may be a ‘controlled company’ within the meaning of the NASDAQ Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.”

Variable Interest Entity Arrangements, page 4

10.

In the discussion of each VIE agreement for Shanghai Dianniu and Shanghai Baoxun, please ensure you disclose all material terms to ensure investors clearly understand each agreement. Additionally, please ensure that your disclosure of each agreement is consistent with the agreement and is consistent throughout your filing. We note for instance on page 4 you disclose the annual consulting service fee is 89.2% of Dianniu’s operating revenue while on page F-6 you disclose the service fee is 89.2% of net profit. Additionally, we note on page F-6 you disclose that Shanghai Fuyu Information and Technology Co., Ltd has the obligation to absorb all of Shanghai Dianniu’s losses while on page F-16 you disclose Shanghai Fuyu Information and Technology Co., Ltd is obligated to absorb 89.17% of Shanghai Dianniu’s losses.

In response to the Staff’s comment, we have revised the disclosure on page F-6 to disclose that Shanghai Fuyu Information and Technology Co., Ltd has the obligation to absorb only 89.2% of Dianniu’s losses.

11.

Please disclose whether you believe the provision of internet financing services falls within the restricted category or the prohibited category under the Guidance Catalog of Industries for Foreign Investment, and briefly describe the consequences of being in such category. Please also disclose Bauxun’s current or anticipated industry categorization and whether foreign investment in this industry is currently encouraged, restricted, prohibited or not listed. Finally, as applicable, please disclose your expectations for the future classifications of these industries or the re-classification of either VIE to a different industry.

In response to the Staff’s comment, we have revised the prospectus to disclose that the provision of internet financing services, providing value-add telecommunications, is within the category in which foreign investment is restricted pursuant to the Guidance Catalog of Industries for Foreign Investment.  Baoxun currently does not have any business operations but will engage in the design and production of online advertisement and marketing survey services for online marketplaces.  Marketing survey service is within the category in which foreign investment is prohibited pursuant to the Guidance Catalog of Industries for Foreign Investment. We don’t expect that the category of either Dianniu or Baoxun under the Guidance Catalog of Industries for Foreign Investment will change or either of our VIE entities will be re-classified to a different industry in the near future.

Risk Factors, page 10

12.

Please revise to provide a risk factor that, as a result of your election to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), your financial statements may not be comparable to companies that comply with public company effective dates. Please include a similar statement in your critical accounting policy disclosures in the Management’s Discussion and Analysis (MD&A) section.

In response to the Staff’s comment, we have included such risk factor and have added such disclosures on page 74 in the Management’s Discussion and Analysis section as requested.

Risks Related to Our Business

The laws and regulations governing the peer-to-peer lending service industry…, page 12

13.

Please disclose what proportion of your revenue was attributable to loans to borrowers for more than RMB 200,000 as of December 31, 2016, and in the subsequent periods. Please also disclose:

•

Whether this pending restriction also applies to small business loans;

To any entity, including small business, the P2P measures restrict the loan balance up to RMB 1 million in a single platform but RMB 5 Million from all the platform combined.

•

Whether there is a penalty associated with an individual borrowing more than RMB 1 million from all platforms combined and to whom such a penalty would be assessed; and

•

If the loan balance of an individual is more than RMB 1 million from all platforms combined, the platform may be imposed a penalty not more than RMB 30,000 . But to the borrowers who against laws, the P2P measures does not have clear penalty provision.

•

Whether and how you will determine if borrowers have obtained loans through other lending platforms.

We have revised the disclosure in response to the Staff’s comment.

Despite our marketing efforts, we may not be able to promote and maintain our brand in an effective and cost-efficient way and our business and results of operations may be harmed accordingly, page 16

14.

Please revise to clarify where in your financial statements you present the $1.6 million in marketing and advertising expenses incurred during 2016. We note on page F-3 that selling expenses totaled $826,038 for 2016.

In response to the Staff’s comment, we have revised the disclosures on page 19 to present that our marketing and advertising expenses incurred during 2016 were $759,000.

Risks Related to Doing Business in China, page 27

15.

Please add a risk factor that U.S. regulators’ ability to conduct investigations and inspections within China is limited.

In response to the Staff’s comment, we have added such risk factor on page 41 as requested.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties, page 34

16.

Please clarify whether you are or expect to be subject to penalties because you have not made adequate employee benefit payments and, if applicable, please disclose the amount of the penalties.

We have revised the disclosure to clarify that we do not expect to be subject to penalties and that we have made adequate employee benefit payments.

Use of Proceeds, page 44

17.

Please estimate your use of proceeds for each principal use identified. For guidance, please refer to Item 4.a of Form F-1 and Item 3.C.1 of Form 20-F. In addition, please disclose your estimate of the amount of such proceeds that would be available for such uses immediately following the completion of your offering to the extent Chinese law imposes restrictions that would materially impact the amount of such proceeds actually available to you at such time.

In response to the Staff’s comment, we have added such disclosures as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

18.

We note disclosure of customer concentration in the notes to your financial statements on page F-20 and in your risk factor on page 13. Please ensure you identify, quantify and analyze known trends, demands, commitments, events and uncertainties related to customers, investors or referring entities, whether affiliated or unaffiliated, that are reasonably likely to have a material impact on your financial results on business. Refer to Item 303 of Regulation S-K for guidance.

We have revised the disclosure in response to the Staff’s comment. We have also clarified that we have begun to lend money directly to individual and small business borrowers rather than loan institutions.

19.

Please revise to clarify how the P2P measures, described on page 12 and scheduled to be effective August 17, 2017, which cap the maximum loan balance for a borrower to RMB 200,000 are reasonably likely to impact your financial results and business given your disclosure of customer concentration.

We have revised the disclosure in response to the Staff’s comment.

Key Operating Metrics, page 54

20.

Given your limited operating history and the rapid growth during that period, in order to clearly show relevant trends please revise to disclose key operating metrics in a tabular format for each quarter during the reporting periods presented.

In response to the Staff’s comment, we have revised our disclosure on page 60 to add a table disclosing key operating metrics for each quarter of year 2016 and the first quarter of 2017.

21.

Please revise to disclose key operating metrics related to your investors including, but not limited to:

•

The reinvestment rate of existing investors;

•

The number of new investors that made an investment during the quarter; and

•

The total number of investors that made an investment during the quarter.

In response to the Staff’s comment, we have added disclosures on page 60 in a tabular format to disclose key operating metrics relating to investors on our platform for each quarter of year 2016 and the first quarter of 2017.

22.

Please revise to disclose key operating metrics related to your borrowers including, but not limited to:

•

The re-borrowing rate of existing borrowers;

•

The number of new borrowers that borrowed money during the quarter; and

•

The total number of borrowers that borrowed money during the quarter.

Please disclose this information separately for individual and small business borrowers. Also discuss relevant differences between individual and small business borrowers from a financial or strategic perspective.

In response to the Staff’s comment, we have added disclosures on page 61 in a tabular format to disclose key operating metrics relating to borrowers on our platform for each quarter of year 2016 and the first quarter of 2017.

23.

Please revise to disclose the delinquency percentage for loans outstanding on your marketplace at each quarter end.

We respectfully advise the Staff that the delinquency percentage for loans outstanding on our market place at each quarter end is 0% and disclosures in our prospectus reflect such default rate.

24.

Please revise to disclose your average customer acquisition costs for each quarter and discuss and analyze trends in your average customer acquisition costs.

In response to the Staff’s comment, we have added disclosures on page 62 in a tabular format to disclose our average customer acquisition costs for each quarter of year 2016 and the first quarter of 2017 and have analyzed the relevant trends.

Revenue recognition, page 64

25.

Please provide us an accounting analysis related to your recognition of management fees at the time of loan issuance as compared to over the life of the loan. Please identify the accounting guidance you considered in making your determination and explain to us how you determined that all the relevant services have been rendered.

We respectfully advise the Staff that we follow ASC 605-10-S99-1 to recognize revenue, including management fees, when all of the following criteria are met:

1.

Persuasive evidence of an arrangement exists

Each borrower is required to sign an agreement with us to evidence our services and fees to be charged with each loan prior to the release of each loan payment to the borrowers.  This agreement demonstrated a persuasive evidence of an arrangement exists between us and the borrowers.

2.

Delivery has occurred or services have been rendered

The management fees are to compensate us for maintaining borrowers’ account portfolios after we have conducted a limited background check and prepared all necessary paperwork related to borrowers’ applications and assisted with secured collateral.   All of these services have been rendered prior to the release of each loan payment to the borrowers.

3.

The seller’s price to the buyer is fixed or determinable

The amount of the management fees is based upon the loan amount and other terms of the loan, including credit grade, maturity and other factors.  Each borrower is required to sign an agreement with us to evidence our services and fees to be charged with each loan prior to the release of each loan payment to the borrowers.  This agreement demonstrated that our management fees are fixed between us and the borrowers for each loan that are successfully funded.

4.

Collectability is reasonably assured

The amount of the management fees are deducted from the loan proceeds prior to the release of each loan payment to the borrowers in the third party payment systems, Shanghai PnR Data Service Co. Ltd. (“China PnR”), a reputable custodian for lending platforms, which we have arrangement with China PnR pursuant to which our fees are paid by the custodian directly on real-time.  In, the amount of the management fees are non-refundable upon the issuance of the loan.  As a result, our collectability is reasonably assured.

All the above four criteria set forth ASC 605-10-S99-1 have been met prior to our recognition of management fees revenues.

26.

Please revise to quantify the amount of licensing fees recognized as income for each period presented and to additional information related to the generation of licensing fees. For example, explain the role of an agent including why a borrower will use an agent, explain what credentialed information is, typical terms of a licensing period, etc.

We respectfully note your comment. Our licensing fees recognized as income for the year ended December 31, 2016 and for the three months ended March 31, 2017 are $3,655 and $5,286, respectively, which represented less than 1% of our total operating revenues.  We deemed the licensing fees revenues that we recognized are immaterial to our consolidated financial statements as a whole and will not present meaningful information to the user of our consolidated financial statements.  Accordingly, we have revised our disclosure to remove the revenue recognition policy of our licensing fees previously included in the prospectus.  Once our licensing fees revenues become significant to our consolidated financial statements, we will quantify the amount of licensing fees recognized as income for each period presented and to provide additional information related to the generation of licensing fees.

27.

Please provide us an accounting analysis related to your recognition of servicing expense as a reduction of revenue as compared an operating expense. Please identify the specific accounting guidance you considered in making your determination.

In response to the Staff’s comment, we have re-visited ASC 605-50-45 and determined that we should reclassified the servicing expense as selling expenses as part of these expenses are being paid to investors and can be separable to complete the loan transaction.   Accordingly, we have revised the disclosures to clarify the points set forth in this comment.

Business, page 69

28.

On page 11 you refer to your inability to collect payments from borrowers as a risk. Please revise here and throughout your filing as appropriate to clarify and expand on your role in collecting payments from borrowers and how this process impacts your financial results and business.

In response to the Staff’s comment, we have revised the disclosure to clarify that we collect our fees, not loan payments, from borrowers. Such fees are paid through our payment service partner, as disclosed elsewhere in the prospectus.

29.

On page 18 your disclose that because you do not have a risk reserve fund in the event of loan defaults you would not have funds readily available to repay lenders. Please revise here and throughout your filing as appropriate to clarify in what circumstances you would repay lenders in the event of loan defaults.

In response to the Staff’s comment, we have revised the disclosures throughout our prospectus to clarify that we would not have the obligation to repay lenders in the event of loan defaults.

30.

Please revise to disclose which party manages the collateral repossession process when a borrower defaults on their loan and discuss any fees or costs associated with this process.

In response to the Staff’s comment, we have revised the prospectus to disclose that, upon a borrower’s defaults, we would participate in the collateralization and repossession process. We don’t anticipate that we will incur costs in such process because the guarantors of such loans have agreed to incur such costs, although such practice has not been tested since there has not been any default in loans facilitated through our platform.

31.

Please revise to provide additional details regarding your investor incentive program including, but not limited to:

•

Clarifying what the consumptive loan program is as compared to other loan programs;

•

Detailing more clearly the criteria for an investor to get paid an incentive including why the number of first time borrowers is an important factor;

•

Clarifying how the amount of an incentive is determined, how it is earned, when it is paid, and if it is paid at one time or over a specified period;

•

Clarifying if the incentive is paid in cash or as a credit to be used to invest in a future loan; and

•

Clarifying how you determine if an incentive results in negative revenue for a marketplace investor and quantifying the negative amount for each period presented.

In response to the Staff’s comment, we have reviewed ASC 605-50-45 and determined that we should reclassify the investor incentives as selling expenses as the incentives are being paid to investors and not borrowers. Accordingly, we have revised the disclosures to clarify the points set forth in this comment.

Overview, page 69

32.

We note that you restrict access to your platform to “qualified borrowers.” Please describe the necessary qualifications or characteristics your borrowers must possess and explain your reference to “prime borrowers” on the following page. If you target specific borrower demographics, please disclose such demographics. Please also disclose if and how your credit assessment distinguishes between individual and small business borrowers.

In response to the Staff’s comment, we have added disclosure to describe the criteria for “qualified borrowers” and removed references to “prime borrowers.” In addition, in the section entitled “Business—Our Platform” we have clarified the borrower demographics that we target.

Our Strategy, page 69

33.

Please describe your plan of operation for the remainder of the fiscal year and for the first six months of fiscal year ending December 31, 2018. For guidance, please refer to Item 4 of Form F-1, Instruction 2 to Item 4.B of Form 20-F and Item 101(a)(2) of Regulation S-K.

We have revised the disclosure in response to the Staff’s comment.

Our Platform, page 70

34.

Please disclose how you currently market your platform to borrowers and investors. In addition, please disclose how you plan to use proceeds from this offering to expand your marketing efforts.

In response to the Staff’s comment, we have added the disclosures on pages [2] and [__] to disclose our current marketing efforts.  In addition, we have disclosed our intention to expand our marketing efforts using the proceeds of this offering.

Benefits to Investors, page 70

35.

We note your third bullet addresses investor returns “after fees.” Please tell us and revise to clarify if you, or your third party service provider, charge any fees to investors.

In response to the Staff’s comment, we have revised the prospectus to disclose that neither us nor any of our third party service provider charges investors any fees.  We have removed reference to “after fees” in response to the Staff’s comments.

Benefits to Borrowers

Transparent Marketplace, page 70

36.

We note you disclosure related to servicing fees and late payment penalties. Please revise to provide additional information regarding these fees and penalties, including but not limited to:

•

Disclosing the amount charged for each period presented; and

•

Clarifying which entity retains these amounts and if you retain them, the related accounting policies, and where these amounts are presented in your financial statements.

For the Staff’s information, no late penalty fees or payments were made during the relevant periods.

Our Services, page 71

37.

Please disclose the average loan amounts for both your personal and small business loans as well as any minimum or maximum loan requirements.

We have revised the disclosure in response to the Staff’s comment. There is no minimum loan requirement. The maximum loan requirement is the maximum allowed by PRC law.

38.

Please disclose how many loans facilitated on your platform have third party guarantees, the nature of the third parties providing these guarantees, and the terms on which they do so.

We have revised the disclosure in response to the Staff’s comment.

39.

We note that your platform’s loans had an 8% average interest rate in 2016, which you consider comparable to bank loan interest rates in China. Please also disclose the range of and average interest rates, including your transaction and management fees, and evaluate the comparability of loans on your platform to bank loans after fees.

In response to the Staff’s comments, we have added such disclosures as requested.

40.

Regarding your use of automobiles to secure loans, please disclose:

•

Whether the automobiles used as security are subject to other liens or security interests or are owned outright, and whether any actions must be taken to perfect a security interest in the automobiles;

•

Whether you receive or pay fees in your partnership with the third party garages; and

•

The activities of your employees who are located in garages “for the purpose of administering the automobiles used as collateral for the loans we facilitate.”

We have revised the disclosure in response to the Staff’s comment.

Our Platform and the Transaction Process, page 71

41.

We note your statement that “[you] believe that [y]our platform enables . . . a credit assessment that more accurately determines an applicant’s creditworthiness. Please revise your disclosure to provide your basis for this belief, as well as to identify the alternative assessments models to which you are comparing your model.

We have revised the disclosure in response to the Staff’s comment.

Stage 3: Credit Assessment and Decision-Making, page 72

42.

Please expand your description of your credit assessment process to describe in more detail the steps you take to reach a decision on whether to extend credit.

We have revised the disclosure in response to the Staff’s comment.

43.

Please disclose the percentage of applicants submitting complete applications received credit approval in fiscal year ended December 31, 2016 and the subsequent periods.

We have revised the disclosure in response to the Staff’s comment.

Stage 4: Approval, Listing and Funding, page 72

44.

Please revise to clarify how you collect your fees. For example, clarify whether the third party service provider takes the fees from investor deposits and transfer them to you and then transfers the remaining loan amount, net of your fees, to the borrower.

We have revised the disclosure in response to the Staff’s comment.

Management

Compensation of Directors and Executive Officers, page 89

45.

We note that you must contribute “certain percentages” of your employees’ salary for certain benefits under PRC law. Please disclose the aggregate amount contributed for the years ended December 31, 2016 and 2015, if material.

In response to the Staff’s comments, we have revised the prospectus to disclose that we contributed an aggregate of $134,622 and $94,802 for employee social insurance for the years ended December 31, 2016 and 2015, respectively.

Principal Shareholders, page 91

46.

Please tell us why Qian Lai Qian Wang is not included in this table in light of your disclosure on page 92.

In response to the Staff’s comments, we have revised the beneficial ownership table to include Qian Lai Qian Wang (Shanghai) Equity Investment Fund Management Co., Ltd. and to disclose the number of our ordinary shares beneficially owned by Qian Lai Qian Wang.

Financial Statements

Consolidated Statements of Operations and Comprehensive Loss, page F-3

47.

Please separately present each material class of operating revenue from services in accordance with Rule 5-03 of Regulation S-X.

We respectfully note your comment and we have revised our revenue presentation in the consolidated statements of operations and comprehensive loss to present each material class of operating revenue from services in accordance with Rule 5-03 of Regulation S-X.

Note 1 – Nature of business and organization

Contractual Arrangements, page F-6

48.

Please revise to provide a separate heading and discussion of the Business Cooperation Agreement.

In response to the Staff’s comments, we have revised the disclosure on pages F-[7] and F-[8] to provide a separate heading and also included discussions of the Business Cooperation Agreement.

Note 2 – Summary of significant accounting policies, page F-9

49.

Please revise to disclose how you account for and where you present the costs related to verification and credit assessment and the decision-making processes as discussed on page 72. Please tell us the cost of these activities during 2016.

We respectfully note your comment.   Costs related to verification and credit assessment for the year ended December 31, 2016 amounted to $16,355 and costs related to the decision-making processes for the year ended December 31, 2016 amounted to $13,365.  We deemed these expenses immaterial to our consolidated financial statements as a whole.

In response to the Staff’s comments, we have added disclosures on page F-13 to describe how we account for and where we present the costs related to verification and credit assessment and the decision-making process.

Recently issued accounting pronouncements, page F-13

50.

We note from your disclosure on page 5 that you qualify as an emerging growth company and that you have elected to use the extended transition period to delay adoption of new or revised accounting pronouncements (i.e. to comply with new or amended accounting pronouncements in the same manner as a private company). Please expand your disclosure to specify the dates on which adoption is required and the date on which you plan to adopt the recently issued accounting standards, assuming you still remain an emerging growth company at that date. Please refer to question 14 of the Jumpstart Our Business Startups Act Frequently Asked Questions document available on our website: https://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm.

In response to the Staff’s comments, we have added disclosures on pages F-13, F-14 and F-15 to specify the dates on which adoption is required and the date on which we plan to adopt the recently issued accounting standards, assuming we still remain an emerging growth company at that date.

Note 9 – Concentration of risk

Credit risk, page F-19

51.

Please revise to separately quantify, for each period presented, the amount of cash and cash equivalents deposited with a bank and the amount deposited with a third party platform fund account.

In response to the Staff’s comments, we have revised the disclosure on page F-21 to separately quantify, for each period presented, the amount of cash and cash equivalents deposited with a bank and the amount deposited with a third party platform fund account.

Customer concentration risk, page F-20

52.

We note your disclosure on page 2 that you currently facilitate loans exclusively to borrowers that provide an automobile as security to lenders. Given the significant amount of transaction and management fees earned from a limited number of borrowers during each of the reporting periods presented, please revise your MD&A to provide an enhanced discussion of the transactions entered into with these borrowers that resulted in these fees. This discussion should include for instance, a quantification of the total amount of loans facilitated during each period, the amount and percentage of transaction and management fees earned on these loans, and how the requirement to provide adequate collateral as security to lenders was met.

In response to the Staff’s comments, we have revised the disclosure to provide an enhanced discussion of the transactions entered into with the major borrowers that resulted in these fees on pages 64 and 67.

53.

We also note that your disclosure of customer concentration risk includes concentration only as it relates to borrowers. Given that your platform connects investors with borrowers, please tell us how you determined that investors are also not your customers. Please also revise to disclose any concentrations of loans funded by investors during each of the reported periods.

We respectfully advise the Staff that, the transaction fees and management fees we charge are all paid by the borrowers.  The investors who invested in our platforms do not required to pay any fees but only earning interested directly from the borrowers for the specified loans that they have invested.  Accordingly, we have determined that none of our investors are our customers.

In addition, there are no single investor have invested more than 10% of the total loan in our platform. Therefore, we do not believe that we have any concentration risks of loans funded by investors that are required to be disclosed.

Note 11 – Commitments and contingencies

Contingencies, page F-20

54.

Specifically related to your disclosure on page 34 that you have not made adequate employee benefit payments and may be required to make up the contributions as well as to pay late fees and fines and in general related to any other potential regulatory or other significant loss contingencies, in accordance with ASC 450-20-50, please revise to disclose:

•

The amount or range of reasonably possible losses in addition to amounts accrued, or

•

That reasonably possible losses cannot be estimated, or

•

That any reasonably possible losses in addition to amounts accrued is not material to your financial statements.

We respectfully advise the Staff that, we believe we have made adequate employee benefit payments as required by PRC regulations.  We have revised our prospectus to such effect.

Part II – Information Not Required in Prospectus

Index to Exhibits

55.

Please provide fair and accurate translations of all of your attached agreements pursuant to Securities Act Rule 403(c). In this regard we note that not all parties are identified in your material contracts.

We respectfully advise the Staff that we have identified all parties to our material agreements other than forms of agreements for which not all parties are required to be identified.

56.

Please include the final and complete version of your material VIE contracts including appendices. We note many terms and parties are blank in the agreements. Additionally, we note the appendix of the Technical Consultation and Service Agreement includes information on the service fees and is not included.

In response to the Staff’s comments, we have included the final and complete version of our VIE Agreements with our VIE entities in this submission.  We respectfully advise the Staff that, to the extent that each equity holder of our VIE entities has signed the same agreement,  we have submitted forms of such agreements, including the Equity Pledge Agreement, the Equity Option Agreement and the Voting Rights Proxy and Financial Supporting Agreement.

We thank the Staff in advance for its consideration of the Registration Statement.  Should you have any questions regarding the foregoing, please contact David Selengut, Esq. or Ari Edelman of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely,

/s/ Erxin Zeng

Erxin Zeng